



CORE TECHNOLOGY
Intelligent Atmospheric Control (IAC)
Patent Pending

"Creating the Perfect Atmosphere"

New Category of High-Tech Smart Storage Solutions

Estimated $5 Billion+ Market Opportunity in Cannabis Alone















THE PROBLEMS…

Significant Loss After Harvest – Fragrance, Flavor Potency (Terpenes/THC/Cannabinoids 40% Loss In A Week)

Massive Market Need

#1:   Cannabis/Hemp Too Dry:
Rapid Loss of Quality, Potency and Revenue
40% Terpenes/THC Lost = Lowers Value

#2   Cannabis/Hemp Too Wet:
Mold Leads to Life Threatening Dangers

#3   No Easy and Affordable DIY High Tech
Solutions Exist to Grow, Cure and Store Cannabis

HOW'S YOUR FLOWER BY THE TIME IT REACHES THE CONSUMER?

90%

OF FLOWER IS UNPROTECTED



THE EFFECTS OF CONTAMINATED PRODUCTS ON A USER'S HEALTH WILL VARY FROM PATIENT-TO-PATIENT. FOR THOSE WITH ALREADY COMPROMISED IMMUNE SYSTEMS, A CONTAMINATED PRODUCT CAN BE HEALTH AND/OR LIFE-THREATENING.

KYLE BOELAND

Aspergillus: The Most Dangerous Cannabis Pathogen



MOLDY WEED



SMART-LID – High Tech Smart Cannabis Solution

The Only Consumer High Tech Solution for *Precise Atmospheric Control*



Problems #1 and #2 Solved:

- Adds/Subtracts Moisture = Perfect Atmosphere

- Dries, Cures and Stores Automated & Odor Free

- Maximize Potency, Aroma & Flavor

- Protect Delicate Terpenes/THC/Cannabinoids

- Prevents Mold and Life-Threatening Pathogens

- MSRP $149 @ 65% GM







SMART-BUDDY – Easy DIY Growing System

Includes Smart-Lid + Complete Easy Grow Kit



MSRP $199



Solves Problem #3

- Eliminates Drying, Curing, Storing Guesswork

- Zero Additives or Chemicals

- Lowest Cost High Tech DIY Kit

- No High Taxes, Dispensary and Delivery

- Refill Kits and Subscription Model Recurring Revenue Opportunity

- Exceptional Profit Margin



PATENT PENDING IP = UNFAIR MARKET ADVANTAGE

Challenge





P
T_C T_H
Critical point
Heat out
Condensation
T_H
Throttling
Compression
Evaporation
Work in
T_C
Liquid
Heat in
Vapour
Liquid + Vapour
V

Carnot Cycle

T_H
$|Q_C|$
Q_H
Impossible
W
Workless refrigerator
Engine
$|Q_C|$
Q_C
T_C

2nd Law Thermodynamics

Tamed

Pendram IAC Technology

Advanced Design
Max Efficiency

$\eta_{th}=W_{net}/Q_H=1-(Q_L/Q_H)=f(T_L,T_H)$

$\eta_{th}=1-(Q_L/Q_H)=1-(T_L/T_H)$

Coefficient of Performance >200% `

Advanced Software Firmware



070: Condense

$$X = V_{des} + K_P e(t) - K_I \int e(t)\ dt$$

200+
Thermo-Electro-Mech
Design Iterations



UNDERSTAND
DEFINE
IDEAS
PROTOTYPE
TEST

Product Advantage

Actively Adds/Subtracts Humidity

Precise and Accurate Control

Miniaturized Technology



SMART-STOR CONNECT
UNIQUE DIGITAL FOOTPRINT!













SMART-LID
WELCOME
REGISTER
Please register to begin using your new Smart-Lid App
50
Add New Smart Lid
Name
IP Address
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SMART-LID
Account Registration
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CONSUMER, COMMERCIAL AFFILIATE MARKETING OPPORTUNITIES

- **Program precise custom settings**
- **Cloud software predicts when buds are perfect**
- **Name, control, manage, lock and program up to 100 jars**
- **Education, Resources and Affiliate Marketing Opportunities**
- **Open API to enable an enthusiastic community of DIY developers**



HUGE HARDWARE, RECURRING REVENUE OPPORTUNITY
+$5 BILLION - CANNABIS MARKET ALONE*

*….. The cannabis accessories industry is …. by far the **hottest category and biggest growth area in the market..**" Joseph Keller*

Cannabis Investor News

Est. Annual SAM*

Consumer
Retail Flower Purchasers



12 Million Units/year
$1.5B revenue
+

Consumer DIY
"Grow Your Own"



30 Million Units/year
$5B revenue

+

Commercial
Distribution and Retail



1.5 Million Units/year
$1B revenue

*SAM Sources: Pendram Analysis, Cannabis Consumers Coalition: 2017 Report on Cannabis Consumer Demographics and Consumption Habits.



Powerful Indicator of
Pendram's Compelling Value

Jan 2021: RLX Tech IPO
NYSE:RLX
$36B Market Cap
Market Cap = 80X Revenue

 



Pendram Similarities: Leisure Accessories Market + Core Technology



Modest market penetration of 9k units/mo, less than 1% of SAM:
Early Revenue, Pendram's Value would EXCEED $1B

Note: This is projection based on Pendram assumptions that may not pan out. Investors
may lose their entire investment. Final numbers will vary.





Pendram
CREATING THE PERFECT ATMOSPHERE

PENDRAM vs Consumer Competition

Eliminates salt pack corrosive toxic vapors that alter plant aromas, terpene profiles, colors, textures and presentation…

Critical Features and Customer Benefits	Boveda Chemical Salt Toxic Vapors	CureCork Aerator	Standard Mason Jar	SMART-BUDDY • DIY GROW KIT • SMART-LID
Predicts and Prevents Harmful Pathogens				✓
Maximizes Terpene Potency	✓			✓
Airtight and Odor Free			✓	✓
Adds and Removes Moisture	✓			✓
Electronic Safety Lock, Internal Light and Camera				✓
Dries, Cures, Stores All-In-One Maintains Aromas, Terpenes, Color				✓
Environmentally Friendly Chemical Free		✓	✓	✓
Smart Phone Control and Remote Monitoring		✓		✓
4 Year Estimated Cost	Over $300	$279	Up to $10 each	MSRP $149
Market Penetration	Around 5%	Less than 0.1%	95%	Demand Creation



UNFAIR COMPETITIVE
ADVANTAGE

Seasoned Team:

- Proven, successful tech start-up, cash exit track record
- Extensive domain experience: technical and market
- Successful lean start-up milestones accomplished



Proprietary IP Technology:



CORE TECHNOLOGY
Intelligent Atmospheric Control (IAC)
Patent Pending



Market Timing:

- Legislation momentum
- Macro trend towards product quality, integrity and safety
- Rapid growth – new markets, new consumers





GO TO MARKET STRATEGY

- **Print, Online Media and Directories**

- **Website, SEO and Blogging**

- **Social Media, Posting, Celebrity Influencers**

- **Email Marketing for DTC**

- **Industry Specific Digital Advertising**

- **Sponsorships**

- **Branding/Licensing**



Strong Traction on Zero $ Budget

 Audience Growth Up - 602%

 Impressions Up - 313%

 Engagements Up - 76%



- **Tommy Chong's FAVORITE for 2020**

- **Smart-Lid Pre-Sales Campaign Completed**
  Estimated Low Customer Acquisition Cost

- **Strategic Partnerships In Development:**





Drys, Cures and Stores
In the Perfect Atmosphere
Automated & Odor Free!

A Tommy Chong Favorite for 2020
BUY ONE GET ONE FREE



FEATURES & BENEFITS

Maximizes Flower Potency, Aroma and Flavors

Protects Delicate Terpenes and Cannabinoids

Controls All Features Remotely By Smartphone

Child, Theft and Tamper Resistant Locking System

Set Access Permissions For Select Family and Friends

Monitor Supply With Internal Light and Camera

Set Custom Code Action Alerts

Non-Stick Rainbow Metallic Finish

6 Color Coded Flashing Rim Light Alerts

3 Month Rechargeable Battery

www.smart-lids.com

The *ONLY* High Tech solution that takes the guesswork out of precise storage ensuring your cannabis & hemp are always *"In The Perfect Atmosphere"*





LEAN START-UP CREDENTIALS

CAPITAL EFFICENT TRACTION

PROJECTED



$360K
Founders,
Friends, Family
(SAFE)



IAC
Technology
Proven In Lab



Smart-Lid™
Smart-Stor™ App
Prototype
Complete



Tommy Chong
Video
Endorsement
@
No Charge!



WeFunder
Campaign
Exceeds
Target

 

Start
Production
Revenue
Ramp

| 2018 | 2019 | 2020 | 2021 | 2022 |



Names, Slogans,
Logos Copyrighted
& Trademarked





4 Full Utility Patents
Filed on IAC Tech

 



Manufacturing
&
Supply Chain
Sources
Established





Smart-Lid™
Pre-Sales
Proves Clear
Demand





THIS
INVESTMENT





MANAGEMENT TEAM



Mary June Makoul
Chief Executive Officer
Founder

- Entrepreneur and Angel Investor with over 25+ years expertise in strategic marketing, business development and consumer products.
- Numerous accolades and awards for branding, creative design, retail packaging and new product positioning.
- Held senior high level management positions at Paramount Pictures Corp, Proxima Corp and Fiskars.
- Business Consultant and Board of Director Advisor.
- BA in Business Administration and Marketing from New York University.



Jon Siann
Chief Technology Officer
Founder

- Entrepreneur, inventor and design engineer with over 40 successful patents.
- Closed an 8-figure licensing non-dilutive deal with Verizon and leveraged $2.8M in angel equity funding into a $24M all cash acquisition exit within 14 months of incorporation.
- Held high level executive, technical and marketing positions at IBM Labs, Peregrine, Netlist, Rockwell, Brooktree, AMCC, Bretelon, Micropower & Sigma Designs.
- EE from University of Edinburgh, UK

Equity Only Compensation Team Members Includes: Engineering: 4   Marketing: 4   Operations: 1

